U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

EXPLANATORY NOTE

On July 7, 2026, Scully Royalty Ltd. (the “Company” or “Scully”) issued a press release (the “Press Release”) announcing that the Company’s Board of Directors and management remains unchanged, based upon a judgment delivered on July 2, 2026 by the Grand Court of the Cayman Islands. A copy of the Press Release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

This Report on Form 6-K/A (the “Form 6-K/A”) amends each of the Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2026 (the “January 14 Form 6-K”) and Report on Form 6-K filed with the SEC on January 15, 2026 (the “January 15 Form 6-K” and, collectively with the January 14 Form 6-K, the “Original Reports on Form 6-K”) each of which were incorrectly filed at the direction of MILFAM LLC and its principals. The information in each of the Original Reports on Form 6-K, including without limitation within the press release (the “Original Press Release”) furnished with the January 14 Form 6-K, was incorrect and filed without the authorization of, and does not reflect the actions of, the duly appointed directors of the Company or the duly appointed and duly authorized officers of the Company, and should not be relied upon by the Company’s shareholders. This Form 6-K/A hereby rescinds the disclosure in each of the Original Reports on Form 6-K and the Original Press Release, respectively.

On and effective March 11, 2026, AOGB CPA Limited resigned and ceased serving as the Company’s independent registered public accounting firm. The Company intends to provide the disclosure required by Part II, Item 16F to Form 20-F in its Form 20-F to be filed with the SEC for the fiscal year ended December 31, 2025.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Scully Royalty Ltd. on July 7, 2026, titled “Scully Royalty Board of Directors and Management Remain Unchanged”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Michael J. Smith
Michael J. Smith
Executive Chairman and Director

Date: July 8, 2026